June 18, 2020

              VIA E-MAIL

              Bradford Rodgers, Esq.
              Protective Life Insurance Company
              2801 Highway 280 South
              Birmingham, Alabama 35223

              Re:            Protective Variable Annuity Separate Account
                             Protective Life Insurance Company (   PLIC   )
                             Initial Registration Statement on Form N-4
                             File Nos. 333-237747 and 811-8108

                             Variable Annuity Account A of Protective Life Protective Life and Annuity Insurance Company (
PLIAC   )
                             Initial Registration Statement on Form N-4
                             File Nos. 333-238855 and 811-8537

              Dear Mr. Rodgers:

                      On April 20, 2020 and June 1, 2020, you filed the above-referenced initial registration statements on Form N-4 on behalf of Protective Life Insurance Company and Protective Life and
              Annuity Insurance Company (together, the    Companies   ),
respectively, and their separate
              accounts. Based on our review, we have the following comments on both registration statements unless otherwise indicated. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1

              General

                      1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
                         effective amendment to each registration statement. We
may have further comments
                         when you supply the omitted information.




              1
               Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Section headings refer to the registration statement for Protective Variable Annuity Separate Account (File No. 333-
              237747).




     Bradford Rodgers, Esq.
    June 18, 2020
    Page 2 of 14


       2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the
          Companies will be solely responsible for any benefits or features associated with the
          Contract.

       3. To facilitate investor review, please add page numbering to the prospectuses and statements of additional information.

       4. (PLIC Only) Please update the contract name on the front cover page of the prospectus as well as the EDGAR class identifier to reflect the new product name.

    Rate Sheet Prospectus Supplement

       5. Please clarify the second sentence of the third paragraph, and clearly explain when the supplement is no longer effective (e.g., ten calendar days following its date, when superseded by a subsequent supplement, etc.). Please also state the minimum initial
          Purchase Payment amount and time frame for receipt rather than referring the applicant to the prospectus, and also provide this information for Contracts purchased through the replacement of an existing annuity contract.

    Cover Page

       6. (PLIC Only) Please update the date of the prospectus.

       7. The fourth sentence of the first paragraph states that the Contract is only available through Financial Intermediaries that may charge an Advisory Fee (emphasis added).
          Please revise the disclosure to state that such intermediaries will charge an Advisory Fee, or explain the circumstances under which an intermediary may not do so. Please also state that if the Owner elects to pay the Advisory Fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax.

       8. As indicated elsewhere in the prospectus, an Owner cannot make any additional Purchase
          Payments under the Contract once the Owner begins taking withdrawals under the
          SecurePay rider, or beginning two years after the date the rider is issued, whichever comes first. Please state this in the second paragraph when discussing the SecurePay rider, and briefly disclose the potential consequences of this restriction (e.g., it limits the ability to increase Contract Value, the death benefits (particularly the Return of Purchase Payments
          Death Benefit), and the values under the SecurePay rider).

       9. In the first sentence of the second paragraph following the list of Funds, please replace
             basic information    with    a description of all material
features.

    Definitions

       10. Please define    Benefit Period,    which is a term used throughout
the prospectus.
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 3 of 14


    Fees and Expenses

        11. To avoid investor confusion, please remove the disclosure in the narrative preceding the
            Owner Transaction Expenses table stating that state premium taxes may also be deducted, as the table includes a line item for premium taxes.

        12. In that same paragraph, please state that the fees and expenses do not reflect any
            Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the
            Owner, and that if such charges were reflected, the fees and expenses would be higher.

        13. In the Example of Charges, rather than stating that the examples assume an investment
            return of 5%    net of advisory fees being paid,    please more
clearly state that the examples
            do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner, and that if such fees were reflected, costs would be higher.

        14. The Contract does not impose surrender charges. Accordingly, please revise the caption
            for the first set of each example stating    [i]f you surrender the
Contract at the end of the
            applicable time period    to include surrender, no surrender, and
annuitization. Along those
            same lines, please remove the second set of each example stating [i]f you annuitize(*) or remain invested in the Contract at the end of the applicable time
period.    See Instructions
            21(h) and (i) to Item 3(a) of Form N-4.

        15. (PLAIC Only) Please combine the two footnotes following the Example of Charges in accordance with plain English principles.

    Summary     What is the SecurePay Rider?

        16. Please add disclosure to this section to alert potential investors to the contingent nature of the benefits under this rider (i.e., that: (i) withdrawals while the
Contract Value is greater than zero
            are withdrawals of the investor   s own money; (ii) the Company is
only required to start using its
            own money to make lifetime income payments to the Owner when and if
the Owner   s Contract
            Value is reduced to zero (other than due to an Excess Withdrawal);
and (iii) the investor may
            never receive lifetime income payments from the Company   s money).
Please provide
            corresponding disclosure in the introduction to the SecurePay Rider section of the prospectus.

        17. The second paragraph states that annual aggregate withdrawals on or after the Benefit
            Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Please also state that any withdrawals made on or after the Rider Issue Date but prior to the
            Benefit Election Date     including automatic withdrawals     will
similarly result in a
            reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits.

           Please provide corresponding disclosure elsewhere in the prospectus when discussing
           Excess Withdrawals (e.g., when discussing    Important
Considerations    as to when one
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 4 of 14


          should not purchase the rider in the introduction to the SecurePay Rider section of the
          prospectus; in    Important Considerations    under    Beginning Your
SecurePay
          Withdrawals    in the SecurePay Rider section of the prospectus;
etc.). Alternatively, to
          enhance investor understanding, please consider characterizing withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date including automatic
          withdrawals     as Excess Withdrawals.

       18. When stating that all withdrawals reduce the Contract Value and death benefit, please also disclose that withdrawals may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age 59  .

    Summary     Can Advisory Fees be Paid from the Contract Value?

       19. As indicated elsewhere in the prospectus, the Contract is only available for purchase through Financial Intermediaries who charge Advisory Fees. Accordingly, please revise
           the first sentence of this paragraph, which states    if    the
Owner has purchased the
           Contract through a Financial Intermediary who charges an Advisory Fee, to be clear that the Contract is only available for purchase through Financial Intermediaries who charge such fees.

       20. Please: (a) clearly disclose that if Advisory Fees are deducted from Contract Value, the payment of such fees could be considered a withdrawal for tax purposes; (b) explain the consequences of treating Advisory Fees as withdrawals (e.g., the Advisory Fee could be subject to federal and state income taxes and a possible 10% federal penalty tax if
           withdrawn before age 59   ); and (c) remove the statement that the
deduction of the
           Advisory Fee will not reduce the value of any optional benefit, and clarify that because such deduction will reduce the Contract Value, the death benefits under the Contract may also be reduced, perhaps significantly, and such deduction may also limit the potential for increases in SecurePay rider values.

    The Company, Variable Account and Funds     Protective Life Insurance
Company

       21. The prospectus states that any amounts that the Company may pay from its general account (such as amounts allocated to the Fixed Account and the DCA Accounts and any guarantees that exceed Contract Value (i.e., enhanced death benefits and the SecurePay
           rider)) are subject to the Company   s financial strength and
claims-paying ability. Given
           the significant market events that have occurred as a result of the COVID-19 pandemic, please consider whether this disclosure should be revised based on how these events could
           affect each Company   s financial strength and claims-paying
ability, including the ability
           to timely process claims. We note that this would be in addition to the disclosure towards the back of the prospectus stating that the pandemic could interrupt
the Company   s
           business operations. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 5 of 14


    The Company, Variable Account and Funds     Protective Variable Annuity
Separate Account

       22. Please move the third paragraph, which briefly discusses the SecurePay rider investment restrictions, to the section of the prospectus that describes the
Funds (captioned    The
           Company, Variable Account and Funds     The Funds   ). Please
clarify in the disclosure
           that the options for allocating Purchase Payments and Contract Value will be restricted under the SecurePay rider to minimize the risk that the Company will be required to make lifetime payments under the rider from its general account.

    The Company, Variable Account and Funds     The Funds

       23. When describing the Company   s criteria for selecting underlying
funds, please disclose
           whether the Company considers any affiliations or other special relationships with any
           underlying funds (e.g., the Company   s role in co-developing an
asset allocation program
           for the Clayton Street Trust funds offered under the Contract; the relationship between the
           Company   s indirect parent, The Dai-ichi Life Insurance Company,
Limited, and Janus
           Henderson Group plc, the indirect parent to the Clayton Street Trust
funds    investment
           adviser). Please also disclose any conflicts of interests that may arise as a result of such relationships when selecting funds to be offered as investment options under the Contract.

    Description of the Contract     Parties to the Contract - Owner

       24. In the last paragraph, please clarify that for one year after any change of ownership the death benefit will equal the Contract Value regardless of whether the Return of Purchase
           Payments Death Benefit has been selected.

    Description of the Contract     Purchase Payments

       25. The disclosure states that the Company reserves the right to limit Purchase Payments, and that doing so could restrict the ability of an Owner to increase Contract Value through subsequent Purchase Payments. Please also state that such limitations could prevent increases in the death benefits (particularly the Return of Purchase Payments Death
           Benefit) and in the values under the SecurePay rider. Please further clarify in the disclosure that the Company does limit Purchase Payments in connection with the
           SecurePay rider.

    Description of the Contract     Variable Account Value     Determination of
Accumulation
    Units

       26. In the last paragraph, please revise the second sentence to include Advisory Fees in the list of charges that result in the cancellation of Accumulation Units without notice or instruction.
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 6 of 14


    Description of the Contract     Transfers

       27. (PLIC Only) In the first paragraph, please clarify that transfer requests received after the end of a Valuation Period will be processed at the price determined as of the end of the next Valuation Period.

    Description of the Contract     Transfers     Dollar Cost Averaging

       28. (PLAIC Only) The first sentence of the fifth paragraph states that if the SecurePay rider is selected, an Owner may allocate Purchase Payments only to a DCA Account. Please revise this statement, as an Owner is not restricted to only the DCA Accounts if the
           SecurePay rider is purchased.

    Description of the Contract     Surrenders and Withdrawals     Withdrawals

       29. Please explain the legal basis under Section 22(e) of the 1940 Act for prohibiting withdrawals while Contract Value is below $5,000 and withdrawals that would reduce
           Contract Value below $5,000. Please explain supplementally why the Company has not instituted involuntary redemption procedures under such scenarios. See Item 11(d) of
           Form N-4.

    Description of the Contract     Surrenders and Withdrawals     Surrender
Value

       30. In the second paragraph, please describe    gross    and    net
withdrawals in accordance
           with plain English principles (i.e., the Company will deduct any applicable premium tax
           from the Contract Value withdrawn (a    gross    withdrawal) or from
the Contract Value
           remaining following the withdrawal (a    net    withdrawal)).

    Description of the Contract     Surrenders and Withdrawals     Payment of
Advisory Fees

       31. To ensure prominence of the impact of Advisory Fee deductions under the Contract, please move the third paragraph to follow the first paragraph of this section. Further, when stating that the tax treatment of Advisory Fees deducted from Contract Value is uncertain, please explain the consequences if such fees are treated as withdrawals for tax purposes (e.g., the Advisory Fee could be subject to federal and state income taxes and a
           possible 10% federal penalty tax if withdrawn before age 59   ).
Please also describe the
              certain conditions that must be met    in order for the Company
to not treat such
           deductions as taxable withdrawals, and explain supplementally the
Company   s legal basis
           for such treatment, including whether the Company has obtained a Private Letter Ruling from the Internal Revenue Service.

       32. Similarly, to ensure prominence, please move the second sentence of the second paragraph to the beginning of this section. Please remove the statement that the deduction of the
           Advisory Fee will not reduce the value of any optional benefit, and clarify that because such deduction will reduce the Contract Value, the death benefits under the Contract may also be reduced, perhaps significantly. Please also explain that while such deductions will
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 7 of 14


          not count as withdrawals under the SecurePay rider, ongoing deductions will reduce the
          Contract Value and therefore may limit the potential for increasing
the rider   s Annual
          Withdrawal Amount and Benefit Base through higher Contract Values on Contract
          Anniversaries.

       33. In the second paragraph, please explain how frequently the Advisory Fee will be deducted, and clarify that the Advisory Fee will be assessed as a percentage of Contract Value.

       34. In the fourth paragraph, please clarify what is meant by non-written instructions regarding allocations.

       35. Please remove the fifth paragraph, which states that the Company will not verify that the amount of the Advisory Fee deducted from Contract Value is the amount called for in the
           Advisory Fee Authorization. The Company is responsible for ensuring that it accurately processes all Contract transactions (especially those submitted on its own corporate forms).

       36. The last paragraph states that the Company has not made any independent investigation of the Financial Intermediaries, nor does it endorse any Financial Intermediaries or make any representations as to their qualifications. Please explain the
Company   s basis for
           making these statements, as the Company and its principal underwriter have entered into a distribution agreement with each Financial Intermediary, and the financial advisers of the Financial Intermediaries are appointed agents of the Company in order to sell the
           Contracts.

    The Guaranteed Account

       37. Please disclose the guaranteed minimum rates for both the Fixed Account and the DCA
           Accounts, and explain how an Owner may obtain current interest rates.

    Death Benefit

       38. In the second paragraph, please clarify whether the death benefit discussion applies to
           Qualified Contracts in addition to Non-Qualified Contracts. We note that the PLAIC prospectus indicates that it does, whereas the PLIC indicates that it only applies to Non-
           Qualified Contracts.

    Death Benefit - Contract Value Death Benefit

       39. Please state that if an Owner chooses to pay Advisory Fees from his or her Contract
           Value, then these ongoing deductions will reduce the Contract Value and therefore the death benefit amount. Please provide a simple example explaining that a 1.50% Advisory
           Fee would reduce a $100,000 death benefit by $1500 in one year, and that over time the death benefit could be significantly reduced (e.g., in ten years the Advisory Fees could reduce the death benefit by $15,000).
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 8 of 14


    Death Benefit    Return of Purchase Payments Death Benefit

       40. The disclosure states that the deduction of fees for optional benefits and the deduction of the Advisory Fee do not reduce the death benefit. As such fees do reduce Contract Value and therefore could reduce the Return of Purchase Payments Death Benefit, please revise this disclosure to more accurately state that the deduction of such fees are not treated as withdrawals for purposes of adjusting the Return of Purchase Payments Death Benefit.
           Please also state that if an Owner chooses to pay Advisory Fees from his or her Contract
           Value, then these ongoing deductions will reduce the Contract Value and could therefore reduce the Return of Purchase Payments Death Benefit amount.

       41. Please disclose that election of the SecurePay rider will limit the
Owner   s ability to make
           additional Purchase Payments, and therefore may limit the value of the Return of Purchase
           Payments Death Benefit.

       42. (PLAIC Only) Please remove the second paragraph, which is redundant with the
              Suspension of the Enhanced Value of the Return of Purchase Payments Death Benefit
           discussion later in this section.

    Death Benefit     Suspension of the Enhanced Value of the Return of
Purchase Payments Death
    Benefit

       43. Please disclose whether the Company will continue to assess the fee for the Return of
           Purchase Payments Death Benefit during the one-year period of suspension.

    Protected Lifetime Income Benefits - The SecurePay Rider

       44. In the first paragraph, please revise the second sentence to state that withdrawals from the
           Contract before the Benefit Election Date, and Excess Withdrawals on or after the
           Benefit Election Date, reduce the Annual Withdrawal Amount and the Benefit Base, and
           that such withdrawals could significantly reduce the Annual Withdrawal Amount and the
           Benefit Base. Please bold this disclosure, and make clear that if such withdrawals reduce
           Contract Value to zero, the Contract and rider will terminate.

    Protected Lifetime Income Benefits - The SecurePay Rider     Important
Considerations

       45. In the first bullet, please explain that the investment restrictions have been designed to minimize the risk that Contract Value will be reduced to zero, thereby requiring the
           Company to make lifetime payments from its general account.

       46. In the second bullet, please disclose the potential consequences of restricting Purchase
           Payments after the Benefit Election Date or two years following the Rider Issue Date (e.g., such restrictions limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increases in Contract Value and death benefit values (particularly the Return of Purchase
           Payments Death Benefit)).
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 9 of 14


       47. (PLIC Only) Regarding the last bullet, please confirm supplementally that the Company has disclosed all material state variations (e.g., by providing an appendix listing those states where the SecurePay rider, or certain of its terms and features, are not available).

       48. Please disclose that if an Owner chooses to pay Advisory Fees from his or her Contract
           Value, then such deductions will not count as withdrawals under the rider and will not reduce the Annual Withdrawal Amount or the Benefit Base, but such ongoing deductions will reduce the Contract Value and therefore may limit the potential for increasing the
           Annual Withdrawal Amount and Benefit Base through higher Contract Values on
           Contract Anniversaries.

    Protected Lifetime Income Benefits - Calculating the Benefit Base Before the Benefit Election
    Date

       49. Please clarify that the initial Benefit Base is equal to the initial Purchase Payment if the
           SecurePay rider is purchased at issue, and equal to Contract Value if purchased under
           RightTime. Please make corresponding changes to footnote 3 to the Optional Benefit
           Charges fee table.

    Protected Lifetime Income Benefits - Calculating the Benefit Base On or After the Benefit
    Election Date     Excess Withdrawals

       50. In the second example, please state that an Excess Withdrawal could reduce the Benefit
           Base by substantially more than the actual amount of the withdrawal, and highlight the fact that a $1,000 Excess Withdrawal reduced the Benefit Base by more than $1,000.

    Protected Lifetime Income Benefits - Reduction of Contract Value to Zero

       51. (PLAIC Only) In the third bullet, please state that if benefits are being paid under the
           SecurePay NH benefit on the Annuity Date, the amount of the annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement, and provide
           a cross-reference to    Availability of SecurePay NH Benefit after
Annuitization.    Please
           provide corresponding changes to the    Benefit Available on Maximum
Annuity Date
           (oldest Owner   s or Annuitant   s 95th birthday)    discussion that
immediately follows.

    Protected Lifetime Income Benefits - SecurePay Fee

       52. The disclosure states that the fee for the SecurePay rider is deducted only from the Sub-
           Accounts, and an Owner must transfer some assets from the DCA Accounts to the Sub-
           Accounts before the fee is charged. If true, please clarify that this is only the case if there is not enough Contract Value in the Sub-Accounts to pay the fee. Please also describe what will happen if an Owner does not make this transfer. Please provide corresponding disclosure to the Charges and Deductions section of the prospectus.
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 10 of 14


    Protected Lifetime Income Benefits - Terminating the SecurePay Rider

       53. The rider terminates on the Maximum Annuity Date. Please describe whether the rider terminates on the Annuity Date, and explain whether the Owner is entitled to elect lifetime income payments based on the AWA.

    Protected Lifetime Income Benefits - Allocation Guidelines and Restrictions for Protected
    Lifetime Income Benefits

       54. Please update the list of Sub-Accounts in the Allocation by Investment Categories to
           include the PIMCO Total Return, Vanguard VIF Global Bond Index, Vanguard VIF High
           Yield Bond, and Vanguard VIF Moderate Allocation Sub-Accounts. Further, please confirm that certain Sub-Accounts are intended to be in more than one Category (e.g., the
           Goldman Sachs Core Fixed Income, Invesco V.I. Balanced Risk Allocation, and Lord
           Abbett Growth Opportunities Sub-Accounts).

       55. When discussing Prohibited Allocation Instructions, please update the reference to the
           Fidelity VIP Contrafund Sub-Account, which is not offered under the Contract.

    Suspension or Delay in Payments

       56. When discussing potential suspension or delay in payments, please ensure that all contract transactions are noted (e.g., transfers and variable income payments from the
           Variable Account; variable income payments from the Invesco Oppenheimer V.I.
           Government Money Fund Sub-Account; transfers, fixed income payments, and payment of the death benefit from the Guaranteed Account). Please also clarify that the Company may delay payments from the Variable Account when the New York Stock Exchange is closed other than customary weekend and holiday closings. See
Section 22(e) of the
           1940 Act.

    Charges and Deductions     Death Benefit Fees

       57. When describing the fee for the Return of Purchase Payments Death Benefit, please disclose that this fee is deducted from Contract Value.

    Charges and Deductions     SecurePay Fee

       58. In the second paragraph, please clarify the phrase    stated above
 when referring to the
           maximum SecurePay Fee.

       59. (PLIC Only) In the last paragraph, please update the cross-reference
to the    SecurePay
           5,    which is not offered under the Contract.
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 11 of 14


    Charges and Deductions     Contract Maintenance Fee

       60. Please briefly describe what is provided in consideration for the contract maintenance fee. Item 6(a) of Form N-4.

    Annuity Payments     Annuity Date

       61. (PLAIC Only) An Owner may not choose an Annuity Date that is less than one year after the Issue Date. Please also state that an Owner may not choose an Annuity Date that is less than three years after the most recent Purchase Payment, as stated elsewhere throughout the prospectus. Please also make corresponding changes in Annuity
           Payments     Annuity Date - Changing the Annuity Date.

    Annuity Payments     Annuity Date - Changing the Annuity Date

       62. Regarding the last sentence of this paragraph, please explain supplementally why an
           Owner is limited in his or her selection of an Annuity Option if the Annuity Date is changed (e.g., why is an Owner no longer permitted to choose Annuity Option A if he or she changes the Annuity Date?).

    Annuity Payments     Annuity Value

       63. Please describe the circumstances under which the Annuity Value is based on the
           SecurePay rider   s Benefit Base on the Annuity Date rather than the
Contract Value.

    Annuity Payments     Annuity Income Payments

       64. Please state that the mortality and expense risk charge and the administration charge will continue to be assessed if variable income payments are selected. See Guide 10 to Form
           N-4.

       65. Please disclose how frequently annuity income payments will be made.
Item 8(c) of Form
           N-4.

    Annuity Payments     Minimum Amounts

       66. The prospectus states that if annuity income payments are less than the minimum payment amount, the Company reserves the right to change the frequency of such payments. Please disclose the minimum payment amount. Item 8(e) of Form N-4.

    Yields and Total Returns     Standardized Average Annual Total Returns

       67. Please state that yields and total returns for the Sub-Accounts do not reflect any Advisory
           Fees paid to Financial Intermediaries from Contract Value, and that if such fees were reflected, performance would be lower.
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 12 of 14


       68. (PLIC Only) To avoid investor confusion, please remove the reference to surrender charges that may apply when providing standardized average annual total returns, as the
           Contract does not impose such charges.

    Taxation of Annuities in General     Tax Consequences of Protected Lifetime
Income Benefits
    Annuity Payments

       69. (PLIC Only) Please remove the reference to the Optimal Withdrawal Amount, which is not a term under the Contract.

    Qualified Retirement Plans    Protected Lifetime Income Benefits

       70. (PLIC Only) Please remove references to the PLIB riders, which are not offered with the
           Contract.

    Advisory Fees Paid From Your Contract Value

       71. Please describe the    certain conditions    that must be met for
the Company to not treat
           Advisory Fees paid from Contract Value as withdrawals for income tax purposes.

    Distribution of the Contracts - Commissions

       72. Please clarify that the Company does not pay Commissions to Financial Intermediaries because such intermediaries receive compensation in connection with the Contract in the form of Advisory Fees paid by Owners.

    Appendix A     Death Benefit Calculation Examples

       73. (PLAIC Only) Please remove references to the Maximum Anniversary Value and
           Maximum Quarterly Value Death Benefits, which are not offered with the Contract.

    Appendix C     Explanation of the Commuted Value Calculation

       74. To avoid investor confusion, please remove the last sentence referencing surrender charges, as the Contract does not impose such charges.

    Appendix D - Condensed Financial Information

       75. Please revise the disclosure to state that condensed financial information has not been provided because no Sub-Account offered under the Contract had commenced operations as of December 31, 2019 (emphasis added). See Item 4(a) of Form N-4. Alternatively, if any Sub-Account has been previously made available under any other contract offered through the same separate account (i.e., the other contract has the same underlying fund option and same total separate account expense of .30%), then please include in the
           Appendix the accumulation unit values and number of accumulation units outstanding for each such Sub-Account from the date of its inception (or for ten years, if less). See
           Instruction 1 to Item 4(a) of Form N-4.
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 13 of 14


           If the former, please remove from the Appendix the list of Sub-Accounts and dates of inception. If the latter, please update the list to: (a) remove those subaccounts not offered under the Contract; (b) update the name of the Lord Abbett Calibrated Dividend Growth
           Sub-Account to the Lord Abbett Dividend Growth Sub-Account; and (c) include the
           Invesco V.I. International Growth Sub-Account as well as the Vanguard Variable
           Insurance Fund and DFA Investment Dimensions Group Inc. Sub-Accounts. See
           Instruction 4 to Item 4(a) of Form N-4.

    STATEMENT OF ADDITIONAL INFORMATION

        76. (PLIC Only) On the cover page, please update the date of the Statement of Additional
            Information and the date of the prospectus referenced in the first paragraph.

    PART C

        77. Please remove exhibits relating to funds that are not offered under the Contract (e.g., the
            Oppenheimer Variable Account Funds). Please confirm supplementally that all required
            Fund agreements are included as exhibits, including participation agreements (e.g., with
            Vanguard Variable Insurance Funds and DFA Investment Dimensions Group Inc.) and
            Rule 22c-2 agreements (e.g., with AIM Variable Insurance Funds (Invesco Variable
            Insurance Funds), American Funds Insurance Series, Clayton Street Trust, Legg Mason
            Partners Variable Equity Trust, and PIMCO Variable Insurance
Trust).

        78. The information provided in response to Item 26 states that all of
the Company   s
            outstanding voting common stock is owned by Protective Life Corporation, a subsidiary of The Dai-ichi Life Insurance Company, Limited, and lists the
Company   s wholly-
            owned subsidiaries. As required by the Item, please provide a list or diagram of all persons directly or indirectly controlled by or under common control with the Company or the separate account and for each such person indicate (1) if a company, the state or other sovereign power under whose laws it is organized, (2) the percentage of voting securities owned or other basis of control by the person, if any, immediately controlling it, and (3) its principal business unless such principal business is implicit in its name.
            This would include, but may not be limited to, all persons directly or indirectly owned by
            Protective Life Corporation and The Dai-ichi Life Insurance Company, Limited.

        79. Once the Contract has been issued, please provide the number of qualified and non-
            qualified contractowners. Item 27 of Form N-4.

        80. Please note the signature requirements of Section 6(a) of the Securities Act of 1933 (the
               Securities Act   ), which requires that the registration
statement also be signed by the
            Registrant   s principal accounting officer or comptroller. In this
regard, any person who
            occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

                                                 ********
     Bradford Rodgers, Esq.
    June 18, 2020
    Page 14 of 14


            Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

            Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Companies and their underwriter must request acceleration of the effective date of the registration statements.

          In closing, we remind you that the Companies are responsible for the accuracy and adequacy of their disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.


Sincerely,

                                                                        /s/
Elisabeth Bentzinger


Elisabeth Bentzinger
                                                                        Senior
Counsel


    cc: Andrea Ottomanelli Magovern
        Sally Samuel